Filed by Eaton Corporation plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following document is an email sent on June 11, 2026 by Paulo Ruiz, Chief Executive Officer of Eaton Corporation, to employees in connection with the announcement of the proposed transaction with Dana Incorporated.

Dear Team,

This morning, we announced (https://www.eaton.com/us/en-us/company/news-insights/news-releases/2026/eaton-mobility-group-enters-agreement-to-combine-with-dana.html) that we have entered into a definitive agreement to combine our Mobility Group with Dana Incorporated - creating a scaled and differentiated engineered solutions partner well-positioned to serve commercial and light vehicle OEMs worldwide, as well as the associated aftermarket channels.

For Mobility:

Following the January announcement to separate the Mobility Group from Eaton, we received heightened interest in Mobility given its strong credibility and reputation in the market. After careful consideration, we concluded that combining the Mobility Group with Dana would create greater long-term value than pursuing a standalone separation.

Together, the combination of Mobility and Dana will expand presence in core markets and deliver greater value to customers by bringing together the capabilities and expertise of both teams, a broader portfolio of technologies and products, and best-in-class manufacturing capabilities. We’re proud of what our Mobility team has built, and we’re confident that this highly complementary combination will drive meaningful value for customers, employees and shareholders alike.

New, combined company leadership:

The combined company’s senior management team will include representatives from both companies and will be announced as integration planning progresses. Today, we can announce:

•	Byron Foster, Dana’s incoming Chief Executive Officer, and Timothy Kraus, Dana’s current Chief Financial Officer, will lead the combined company as CEO and CFO, respectively.
•	Erin Rowse, Eaton’s current Senior Vice President, HR, Industrial, will serve as the combined company’s Chief Human Resources Officer at closing.
•	Dana's eight-member board of directors will be expanded to include three directors designated by Eaton.

For Eaton:

This announcement represents a major milestone in our 2030 growth strategy to lead, invest, and execute for growth. Upon completion of the transaction, which we expect to occur in Quarter 1, 2027, Eaton will have an even more focused and optimized portfolio with its remaining businesses and will be well-positioned to capture growth opportunities driven by electrification, digitalization and AI, reindustrialization, infrastructure spending, and growth in aerospace and defense demand.

What’s next:

Since announcing our intent to separate the Mobility Group, teams across Eaton have been working diligently to prepare for this next chapter. While we will now be planning for a separation and combination with Dana instead of a standalone spin-off, much of the work underway remains the same.

Importantly, until the transaction closes in Quarter 1, 2027, Mobility Group and Dana will continue to operate as they are structured today – with our Mobility Group as part of Eaton and Dana as a separate, independent company. Day-to-day operations remain unchanged and our current leadership team - the people who know our customers, our markets and our strategy - will continue to guide the Mobility team forward over the coming months.

You can find FAQs on the Mobility Group separation employee page. They will be updated as and when we have more information to share. Specifically for our Mobility employees, you’ll hear directly from your senior leadership team today as they share more information on what this announcement means for you, our customers and our partners.

Thank you to our teams for your continued dedication and work to get to this point. This announcement is a great step forward for both Mobility and Eaton.

Sincerely,

Paulo Ruiz,

CEO, Eaton

For cautionary notes on forward-looking statements and other important information, please see this link.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Eaton’s and Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton’s and Dana’s stock prices; restrictions on the conduct of Eaton’s and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton’s and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton’s and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Eaton, Dana or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

It should also be noted that projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Dana or SpinCo.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBITDA, adjusted EBITDA, adjusted EBITDA margin, free cash flow, adjusted free cash flow and adjusted free cash flow margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC except for financial guidance and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation.